Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

between

PPR S.A.,

TRANSFER HOLDING, INC.

and

VOLCOM, INC.

dated as of

MAY 2, 2011

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated May 2, 2011, is by and among PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) organized under the laws of France (“Parent”), TRANSFER HOLDING, INC., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent (“Purchaser”), and Volcom, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, in furtherance thereof and pursuant to this Agreement, Purchaser has agreed to commence a tender offer (as it may be amended from time to time, the “Offer”) to purchase all of the outstanding shares of the Company’s Common Stock, par value $0.001 per share (the “Shares”), at a price per Share of $24.50 (such amount or any different amount per Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”);

WHEREAS, following the acceptance for payment of the Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in this Agreement, Purchaser will be merged with and into the Company with the Company as the Surviving Corporation (the “Merger,” and together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding Share not owned directly or indirectly by Parent, Purchaser or the Company (other than Dissenting Shares) will be converted into the right to receive the Offer Price in cash, without interest, upon the terms and conditions set forth in this Agreement;

WHEREAS, immediately following the execution and delivery of this Agreement, Parent and Purchaser will enter into a Tender and Voting Agreement with certain directors and executive officers of the Company, pursuant to which, among other things, such directors and executive officers will agree to tender shares of Common Stock beneficially owned by each of them in the Offer and to take certain actions and exercise certain rights, and to refrain from taking other actions or exercising other rights, in each case, as set forth therein;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has (i) determined that the Transactions contemplated by this Agreement are fair to and in the best interests of its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser and, to the extent applicable, adopt this Agreement;

WHEREAS, the boards of directors of Parent and Purchaser have, on the terms and subject to the conditions set forth herein, approved and declared advisable this Agreement and the Transactions contemplated hereby, including the Offer and the Merger; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

AGREEMENT

ARTICLE I

THE OFFER AND MERGER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, as promptly as practicable (and, so long as the Company is in compliance with its obligations to provide information contained in the third sentence of Section 1.1(h), within seven (7) business days) after the date hereof, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) the Offer to purchase for cash all Shares at the Offer Price; provided, however, that if the Company is not ready to file the Schedule 14D-9 on the same date as the commencement of the Offer by such seven (7) business day deadline, then such deadline shall automatically be extended until such date at the Company is ready to file the Schedule 14D-9.

(b) The obligation of Purchaser to accept for payment and pay for any Shares validly tendered and not withdrawn pursuant to the Offer shall be subject to: (i) there being validly tendered in the Offer and not withdrawn prior to any then scheduled Expiration Time that number of Shares which, together with the Shares then beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) (as such minimum number of Shares may be amended or waived pursuant to Section 1.1(c), the “Minimum Condition”); and (ii) the satisfaction, or waiver by Parent or Purchaser, of the other conditions and requirements set forth in Annex I (together with the Minimum Condition, the “Offer Conditions”). Subject to the prior satisfaction of the Minimum Condition and the satisfaction, or waiver by Parent or Purchaser, of the other Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as possible after Purchaser is legally permitted to do so after the Expiration Time. The Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Agreement and the Offer. In circumstances in which the stockholders of the Company do not have the right to seek remedies at law or equity, the obligations of Parent and Purchaser under this Agreement are material to the Company’s execution of this Agreement and any failure by Parent or Purchaser to comply with the terms of this Agreement shall enable the Company to seek all remedies available at law or equity to it and on behalf of the stockholders.

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement and the Offer Conditions. Parent and Purchaser expressly reserve the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, or waive, in whole or in part, any of the Offer Conditions; provided, however, that unless otherwise provided by this Agreement or as previously approved in writing by the Company, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) make any changes to or otherwise amend or modify any of the Offer Conditions, or impose conditions to the Offer, that are different than or in addition to the Offer Conditions, (v) amend or waive the Minimum Condition, (vi) make any changes to or otherwise amend or modify any of the terms of the Offer in a manner that is, or could reasonably be expected to be, adverse in any respect to the holders of Shares, or (vii) extend or otherwise change the Expiration Time in a manner other than pursuant to and in accordance with this Agreement.

(d) The Offer shall expire at midnight (New York City time) on the date that is twenty (20) business days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Time”) or, in the event the expiration of the Offer has been extended pursuant to and in accordance with this Agreement, the date to which the Offer has been so extended (the Initial Expiration Time, or such later time to which the expiration time has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Time”).

(e) Unless this Agreement is terminated pursuant to Section 8.1, the Offer shall be extended from time to time as follows:

(i) Offer Conditions Not Satisfied. If on or prior to any then scheduled Expiration Time, the Offer Conditions shall not have been satisfied, or, in Parent’s sole discretion, waived by Parent or Purchaser if permitted hereunder, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of up to ten (10) business days each until the Offer Conditions are satisfied or waived; provided, however, that Purchaser shall not be required to extend the Offer beyond the date that is forty (40) business days after the satisfaction of the Antitrust Condition, provided that such date shall be no earlier than September 30, 2011 and no later than December 31, 2011 (the “Outside Date”).

(ii) Required by Applicable Law or Nasdaq. Purchaser shall extend the Offer for any period or periods required by applicable Law, by interpretation or position of the Securities and Exchange Commission, or its staff (the “SEC”) or by Nasdaq.

(f) If necessary or desirable to obtain sufficient Shares (without regard to the exercise of the Top-Up Option) to reach the Short Form Threshold, Purchaser shall provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act of up to twenty (20) business days, as determined by Purchaser in consultation with the Company, in accordance with Rule 14d-11 under the Exchange Act. Subject to the terms and conditions of this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) immediately accept for payment, and pay for, all Shares that are validly tendered pursuant to the Offer during such “subsequent offering period.” The Offer Documents will provide for the possibility of a “subsequent offering period” in a manner consistent with the terms of this Section 1.1(f).

(g) Purchaser shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company, except in the event that this Agreement is terminated pursuant to Section 8.1. In the event that this Agreement is terminated pursuant to Section 8.1 prior to the scheduled Expiration Time, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within one (1) business day of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated prior to the purchase of Shares in the Offer, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

(h) As soon as practicable on the date of the commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall file or cause to be filed with the SEC, pursuant to Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Purchaser all information concerning the Company or any of its Representatives reasonably requested by Parent or Purchaser and required by the Exchange Act to be set forth in the Offer Documents. Parent and Purchaser agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Parent and Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents, as so corrected (if applicable), to be filed with the SEC and disseminated to holders of Shares, in each case to the extent required by the Exchange Act. The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Purchaser shall give due consideration to all the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent and Purchaser shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses thereto. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and Parent and Purchaser shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

(i) The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, Common Stock pursuant to the Offer.

Section 1.2 Company Actions.

(a) As promptly as practicable after the filing of the Schedule TO, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.2, contain the Company Board Recommendation. The Company shall use its reasonable best efforts to file the Schedule 14D-9 on the date the Schedule TO is filed. The Company agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected (if applicable), to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Unless the Company Board of Directors has effected a Change of Recommendation, Parent, Purchaser and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. In addition, the Company shall provide Parent, Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel, provided that if there has been a Change of Recommendation, then the Company shall not be required to provide Purchaser and their counsel with an opportunity to review those sections of the response relating to the Change of Recommendation. The Company consents, subject to the provisions of Section 5.2, to the inclusion of the Company Board Recommendation in the Offer Documents and to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares.

(b) In connection with the Offer, the Company shall promptly (and in any event within five (5) business days following the date of this Agreement) furnish or cause to be furnished to Purchaser mailing labels, security position listings and any available listing or computer files containing the names and addresses of the record holders of the Shares and the beneficial holders of the Shares known to the Company as of the most recent practicable date, and shall promptly furnish Purchaser with such information and assistance (including, but not limited to, lists of the record holders of the Shares and the beneficial holders of the Shares known to the Company, updated from time to time upon Purchaser’s request, and their addresses, mailing labels and lists of security positions) as Purchaser or its agent may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the other Transactions contemplated by this Agreement, Parent and Purchaser shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver (and shall use their respective reasonable best efforts to cause their agents and Representatives to deliver) to the Company all copies and any extract or summaries of such information. In addition, in connection with the Offer, the Company shall cooperate with Parent and Purchaser to disseminate the Offer Documents to holders of Shares held in or subject to any Company Equity Plan or other Benefit Plans, and to permit such holders of Shares to tender Shares in the Offer.

Section 1.3 Directors.

(a) Provided that the Minimum Condition is satisfied, promptly after Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”), and at all times thereafter, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board of Directors as is equal to the product of the total number of directors on the Company Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser bears to the total number of Shares then outstanding. Upon Purchaser’s request at any time following the Acceptance Time, the Company shall promptly take such actions, including but not limited to filling vacancies or newly created directorships on the Company Board of Directors, increasing the size of the Company Board of Directors (including by amending the Company Bylaws if necessary so as to increase the size of the Company Board of Directors) and/or requesting and accepting the resignations of such number of its incumbent directors, as is reasonably necessary to enable Purchaser’s designees to be so elected or designated to the Company Board of Directors, and shall promptly cause Purchaser’s designees to be so elected or designated at such time. The Company shall, upon Purchaser’s request following the Acceptance Time, also cause Persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of (i) each committee of the Company Board of Directors, (ii) each board of directors (or similar body) of each Company Subsidiary, and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and the Nasdaq Marketplace Rules. The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9, unless otherwise requested by Parent) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the Company Board of Directors. Purchaser shall supply the Company with, and solely be responsible for, information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Purchaser, Parent or any of their respective affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

(b) In the event that Purchaser’s designees are elected or designated to the Company Board of Directors pursuant to Section 1.3(a), then, until the Effective Time, the Company shall cause the Company Board of Directors to maintain three (3) directors who are members of the Company Board of Directors on the date hereof, each of whom shall be “independent” for purposes of Rule 10A-3 of the Exchange Act and also eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the Company Board of Directors) so that the Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three (3) Persons who shall each qualify as “independent” for purposes of Rule 10A-3 of the Exchange Act and eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto, to fill such vacancies and such Persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Purchaser’s designees constitute a majority of the Company Board of Directors after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the Company Board of Directors or the stockholders of the Company as may be required by the Company Governing Documents or applicable Law) be required for the Company (i) to amend or terminate this Agreement, (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Parent or Purchaser under this Agreement, or to exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would adversely affect the holders of Shares (other than Parent or Purchaser), (iii) except as provided herein, to amend the Company Governing Documents in a manner that would reasonably be expected to adversely affect the holders of Shares (other than Parent or Purchaser), or (iv) to take any other action or make any other determination of the Company Board of Directors under or in connection with this Agreement if such action would reasonably be expected to adversely affect the holders of Shares (other than Parent or Purchaser). The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Board of Directors) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

Section 1.4 The Merger.

(a) Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Purchaser shall consummate the Merger pursuant to which (i) Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the DGCL, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in the DGCL.

(b) At the Effective Time, the Company Certificate shall, by virtue of the Merger, be amended and restated in its entirety so as to read in the form attached hereto as Annex II, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in the form attached hereto as Annex III.

Section 1.5 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., California time, on a date to be specified by the parties, such date to be no later than the second (2nd) business day after satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”), at the offices of Latham & Watkins LLP, 650 Town Center Drive, 20th floor, Costa Mesa, California 92626, unless another date or place is agreed to in writing by the Company and Purchaser; provided, however, that if, as of or immediately following the Acceptance Time or the expiration of any “subsequent offering period” pursuant to Section 1.1(f), a Short Form Merger is available pursuant to Section 1.10 and Section 253 of the DGCL, the Closing shall, subject to the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), occur no later than the third (3rd) Business Day immediately following the Acceptance Time or the expiration of such “subsequent offering period,” as applicable.

Section 1.6 Effective Time. Parent, Purchaser and the Company shall cause an appropriate certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time such Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.” From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Purchaser, and all of the claims, obligations, liabilities, debts and duties of the Company and Purchaser shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 1.7 Directors and Officers of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be appointed as the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 1.8 Subsequent Actions. If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Purchaser, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.9 Stockholders’ Meeting. If a Short Form Merger has not been completed and approval of the stockholders of the Company is required under the DGCL in order to consummate the Merger:

(a) As promptly as practicable following the Acceptance Time, the Company shall prepare and file with the SEC a proxy for the Special Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement; provided, that Parent, Purchaser and their counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. Subject to Section 5.2, the Company shall include in the Proxy Statement the recommendation of the Company Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement in accordance with the DGCL. The Company shall use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Purchaser, respond promptly to any comments made by the SEC with respect to the Proxy Statement. The Company shall provide Parent, Purchaser and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto. Parent, Purchaser and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Purchaser and their counsel. The Company, on the one hand, and Parent and Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Laws, and the Company further agrees to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in Section 1.9(b)(ii), mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff).

(b) The Company, acting through the Company Board of Directors, shall, in accordance with and subject to the requirements of applicable Law and this Agreement (including Section 5.2 and Section 8.1):

(i) (A) as promptly as reasonably practicable following the Acceptance Time, duly set a record date for, and take all action necessary in accordance with the DGCL and the Company Governing Documents to duly call and give notice of a special meeting of its stockholders (such meeting or any adjournment or postponement thereof, the “Special Meeting”) for the purpose of considering and taking action upon this Agreement and the Merger (with the record date and meeting date set in consultation with Purchaser), and (B) as promptly as reasonably practicable following the Acceptance Time, convene and hold the Special Meeting (and adjourn or postpone the Special Meeting in consultation with Purchaser);

(ii) as promptly as reasonably practicable following the Acceptance Time, file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its stockholders; and

(iii) use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and (B) secure any approval of stockholders of the Company that is required by the DGCL and any other applicable Law to effect the Merger.

(c) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of their other Subsidiaries in favor of the adoption of this Agreement and to deliver or provide, in its capacity as a stockholder of the Company, any other approvals that are required by the DGCL and any other applicable Law to effect the Merger.

Section 1.10 Merger Without Meeting of Stockholders. Notwithstanding the terms of Section 1.9, in the event that Parent, Purchaser and their respective Subsidiaries shall hold, in the aggregate, at least ninety percent (90%) of the outstanding Shares (the “Short Form Threshold”) following the Acceptance Time and the expiration of any “subsequent offering period” provided by Purchaser pursuant to and in accordance with this Agreement, if applicable, and the exercise of the Top-Up Option, if applicable, the parties hereto shall cause the Merger to become effective promptly, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (such Merger, a “Short Form Merger”).

Section 1.11 Top-Up Option.

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein and only on or after the Acceptance Time, to purchase, at a price per share equal to the Offer Price, an aggregate number of shares of Common Stock (the “Top-Up Option Shares”) that, when added to the number of shares of Shares owned by Parent and Purchaser immediately following consummation of the Offer, shall constitute one (1) share more than ninety percent 90% of the shares of Common Stock then outstanding on a fully diluted basis, after giving effect to the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares of Common Stock pursuant thereto, the Short Form Threshold would be reached (after giving effect to the issuance of the Top-Up Option Shares); provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s total authorized and unissued shares of Common Stock, and excluding any shares that are reserved or otherwise committed for issuance (treating any Shares held in the treasury of the Company as unissued). Purchaser may pay the Company the aggregate price required to be paid for the Top-Up Shares either (i) entirely in cash or (ii) at Purchaser’s election, by (x) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (x) (a “Promissory Note”). Any such Promissory Note shall be full recourse against Parent and Purchaser and (i) shall bear interest per annum at the rate equal to the prime lending rate at the time such note is paid as published by The Wall Street Journal, (ii) be secured by the Top-Up Shares, (iii) shall mature on the first (1st) anniversary of the date of execution and delivery of such Promissory Note and (iv) may be prepaid, in whole or in part, without premium, penalty or prior notice.

(b) Provided that no applicable Law, order, injunction or other legal impediment shall prohibit the exercise of the Top-Up Option or the issuance of the Top-Up Option Shares pursuant thereto, or otherwise make such exercise or issuance illegal, Purchaser may exercise (subject to the restrictions contained in Section 1.11(a)) the Top-Up Option on one or more occasions, in whole or in part, after the Acceptance Time and prior to the earlier to occur of (i) the fifth (5th) business day after the later of (A) the Expiration Time and (B) the expiration of any “subsequent offering period”; and (ii) the termination of this Agreement in accordance with its terms.

(c) Each time that Purchaser wishes to exercise the Top-Up Option, Purchaser shall send to the Company a written notice (a “Top-Up Exercise Notice,” the date of which notice is referred to herein as the “Top-Up Notice Date”) specifying the denominations of the certificate or certificates evidencing the Top-Up Option Shares which Purchaser wishes to receive, and the place, time and date for the closing of the purchase and sale pursuant to the Top-Up Option (the “Top-Up Closing”). The Company shall, promptly after receipt of the Top-Up Exercise Notice, deliver a written notice to Purchaser confirming the number of Top-Up Option Shares and the aggregate purchase price therefor (the “Top-Up Notice Receipt”). At the Top-Up Closing, Purchaser shall pay the Company the aggregate price required to be paid for the Top-Up Option Shares, by delivery of cash and a Promissory Note in an aggregate principal amount equal to that specified in the Top-Up Notice Receipt, and the Company shall cause to be issued and delivered to Purchaser a certificate or certificates representing the Top-Up Option Shares or, if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by federal or state securities Laws.

(d) Parent and Purchaser acknowledge that the Top-Up Shares which Purchaser may acquire upon exercise of the Top-Up Option shall not be registered under the Securities Act and shall be issued in reliance upon an exemption from registration under the Securities Act for transactions not involving a public offering. Parent and Purchaser represent and warrant to the Company that Purchaser is, or shall be upon any purchase of Top-Up Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act. Purchaser agrees that the Top-Up Option, and the Top-Up Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(e) Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement shall not be assigned by Purchaser, other than to Parent or a direct or indirect wholly owned Subsidiary of Parent, including by operation of Law or otherwise, and any attempted assignment in violation of this Section 1.11(e) shall be null and void.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or common stock, par value $0.01 per share, of Purchaser (the “Purchaser Common Stock”):

(a) Purchaser Common Stock. Each issued and outstanding share of Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and, except as set forth in Section 2.1(b) below, shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing Purchaser Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares owned by the Company, Parent or Purchaser (but not any Shares owned by any of their respective Subsidiaries (for the absence of doubt, other than Purchaser itself or the Company itself), which Shares, if any, shall be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled or converted in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Share in accordance with Section 2.2, without interest thereon.

(d) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after the date hereof and prior to the Effective Time.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent or Purchaser shall designate a reputable bank or trust company, which shall be reasonably acceptable to the Company, to act as the payment agent in connection with the Merger (the “Paying

Agent”). Prior to or at the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration with respect to Shares converted into Merger Consideration pursuant to Section 2.1(c) (the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.1(c), Parent shall, or shall cause Purchaser to, promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation on the earlier of one year after the Effective Time or full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly after the Effective Time (but in no event later than three (3) business days), Parent shall, and shall cause the Surviving Corporation to, cause the Paying Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) and whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent or the Surviving Corporation, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Purchaser, the Paying Agent or any other Person shall be liable to any holder of a Certificate or Book-Entry Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.3 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, other than as provided in Section 2.3(b), Shares outstanding immediately prior to the Effective Time and held by a holder who did not vote in favor of the Merger (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall be entitled to seek payment of the fair value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw, fail to protect or otherwise lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration.

(b) The Company shall give prompt notice to Purchaser of any demands received by the Company for appraisal of any Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Appraisal Rights, and Purchaser shall have the right to participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained herein, each of Parent, Purchaser and the Company acknowledges and agrees that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares and to the fullest extent permitted by applicable Law, neither Parent nor the Surviving Corporation shall assert that the Top-Up Option, the Top-Up Option Shares or any cash or Promissory Note delivered by Purchaser to the Company as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Section 2.4 Treatment of Company Options and Restricted Shares.

(a) Immediately prior to the Effective Time, (i) each outstanding, unvested and unexercised option to purchase Shares (together, the “Company Options”) under any stock option plan of the Company, including the Amended and Restated 2005 Incentive Award Plan, or any other plan, agreement or arrangement of the Company or any Company Subsidiary, including any foreign equity plan, agreement or arrangement

(collectively, the “Company Equity Plan”), shall become immediately vested and exercisable in full, and (ii) with respect to any Company Options that remain outstanding and are unexercised as of immediately prior to the Effective Time, all such Company Options shall be cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares previously subject to such Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amount being hereinafter referred to as the “Option Consideration”). The Option Consideration shall be paid by the Surviving Corporation as soon as practicable (but in no event later than five (5) business days) following the Effective Time. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Consideration.

(b) Immediately prior to the Effective Time, (i) each outstanding share of restricted stock (together, the “Restricted Shares”) under the Company Equity Plan shall become immediately vested and all restrictions thereupon shall lapse, and (ii) each vested Restricted Share shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration in respect of each Share underlying the cancelled vested Restricted Share in accordance with Section 2.1(c) hereof.

(c) The Company shall take all corporate actions necessary to effectuate the treatment of the Company Options and Restricted Shares (collectively, the “Company Equity Awards”) as contemplated by this Section 2.4 and to ensure that (i) all awards issued under the Company Equity Plan shall be cancelled as of the Effective Time, and (ii) neither any holder of Company Equity Awards, nor any other participant in any Company Equity Plan shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation, or Parent, or to receive any payment or benefit with respect to any award previously granted under the Company Equity Plan, except as provided in this Section 2.4.

(d) After the Effective Time, the Company Equity Plan shall be terminated and no further Company Equity Awards or other rights with respect to Shares shall be granted thereunder.

Section 2.5 Additional Benefits Matters. Prior to the Effective Time, the Company shall take all actions that are necessary to effect the transactions described in Section 2.4 above pursuant to the terms of the Company Equity Plan and agreements evidencing the Company Options and Restricted Shares. All amounts payable pursuant to Section 2.4 shall be paid without interest. Any payments made pursuant to this Agreement shall be net of all applicable withholding taxes that Parent, Purchaser, the Surviving Corporation and the Paying Agent, as the case may be, shall be required to deduct and withhold from such payments under the Code, the rules and regulations promulgated thereunder or any provision of applicable Law. To the extent that amounts are so deducted and withheld by Parent, Purchaser, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid in respect of which such deduction and withholding was made by Parent, Purchaser, the Surviving Corporation or the Paying Agent.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosure (i) in the Company SEC Documents filed or furnished after January 1, 2009 but prior to the date hereof and publicly available prior to the date hereof (excluding the exhibits, annexes and schedules thereto and any forward-looking or risk disclosures contained in the “Forward-Looking Statements” or “Risk Factors” sections thereof or any other statements that are similarly cautionary, forward-looking or predictive in nature) and (ii) set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure in any section or subsection of the Company Disclosure Letter shall qualify or modify other sections or subsections of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to each other section is reasonably apparent from the text of the disclosure made.

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has the requisite corporate power and authority to conduct its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to or made available to Parent and Purchaser, prior to the execution of this Agreement, true and complete copies of the Company Governing Documents not filed as of the date hereof with the SEC. The Company is in compliance in all material respects with the terms of the Company Governing Documents.

(b) Schedule 3.1 sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Each Significant Subsidiary is in compliance in all material respects with the terms of its constituent organizational or governing documents. Each Significant Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties make such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Subsidiary of the Company owns, holds or has any interest in or based upon shares of Company Common Stock.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 60,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of April 29, 2011, (A) 24,415,780 shares of Common Stock were issued and outstanding, (B) no shares of Preferred Stock were issued and outstanding, (C) no shares of Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, and (D) 3,881,945 shares of Common Stock were reserved for issuance pursuant to the Company Equity Plan, including 1,047,970 shares of Common Stock reserved for issuance upon exercise of the Company Options or vesting of Restricted Shares. All of the outstanding shares of the Company’s capital stock are, and all Shares which may be issued pursuant to the exercise of outstanding Company Options or vesting of Restricted Shares will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any Company Subsidiary issued and outstanding. Except for the Company Equity Awards set forth on Schedule 3.2(b) or issued after the date hereof pursuant to Section 5.1, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to the issued or unissued capital stock of or other equity interests in the Company or any securities convertible into or exchangeable or exercisable for such capital stock or equity interests, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Equity Interests”) or (y) outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary.

(b) Schedule 3.2(b) sets forth a complete and correct listing of all outstanding Company Equity Awards as of April 28, 2011.

(c) There are no voting trusts or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the Company’s Common Stock or any capital stock of, or other Equity Interest, of the Company or Company Subsidiary. Neither the Company nor Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other Equity Interests.

(d) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Equity Interests in any Company Subsidiary.

Section 3.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Requisite Stockholder Approval, if applicable, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company, pursuant to the DGCL or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by the Requisite Stockholder Approval and the filing of the Certificate of Merger. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Purchaser, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.4 Board Approvals. The Company Board of Directors has (a) determined that this Agreement, the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the stockholders of the Company, (b) approved and declared advisable this Agreement and the Transactions, which approval, to the extent applicable and subject to the accuracy of the representations and warranties in Section 4.7, constituted approval under the provisions of Section 203 of the DGCL as a result of which the Transactions, including the Offer and the Merger, are not and will not be subject to the restrictions on “business combinations” under the provision of Section 203 of the DGCL and (c) subject to Section 5.2, determined to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if applicable, adopt this Agreement (collectively, the “Company Board Recommendation”).

Section 3.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any Significant Subsidiary, (b) require any registration, declaration or filing by the Company or any Significant Subsidiary with, or the obtaining of any permit, authorization, consent, waiver, order, authorization or approval of, any government, court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (including any non-governmental self-regulatory authority or agency) or any subdivision thereof, whether foreign, federal, state, local or supernational (a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act or states securities or “blue sky” laws, (ii) any filings as may be required under the DGCL in connection with the Merger, (iii) filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Required Governmental Approvals, (iv) such filings with the SEC or Nasdaq as may be required to be made by the Company in connection with this Agreement, the Offer and the Merger or (v) such filings as may be required under the rules and regulations of Nasdaq in connection with this Agreement, the Offer and the Merger), (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration under, any of the terms, conditions or provisions of any Company Material Contract, or (d) violate any order, writ, injunction, decree or Law applicable to the Company, any Company Subsidiary or any of their respective properties or assets; except in each of clauses (b), (c) or (d) where (i) any failure to obtain such permits, authorizations, consents or approvals, (ii) any failure to make such filings and (iii) any such modifications, violations, rights, breaches or defaults have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Company SEC Documents and Financial Statements. The Company has filed or furnished (as applicable) with the SEC all forms, reports, schedules, registration statements, prospectuses, proxy statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2009 under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed by the Company with the SEC, including exhibits and other information incorporated therein as have been amended, supplemented or modified since the time of their filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (a) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. As of the date of this Agreement, the Company has not received any written or, to the Company’s knowledge, oral notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review by the SEC or outstanding SEC investigation, and as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other government inquiries or investigations or material internal investigations pending or threatened, in each case regarding any accounting practices of the Company. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents, including all related notes and schedules thereto (collectively, the “Financial Statements”), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Significant Subsidiaries in all material respects, (ii) have been or will be, as the case may be, prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows and changes in stockholders’ equity of the Company and the Company Subsidiaries as of the times and for the periods referred to therein and (iv) complied as to form, as of their respective filing dates with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

Section 3.7 Internal Controls; Sarbanes-Oxley Act.

(a) The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and the Company is in compliance in all material respects with such system. As of the date hereof, the Company has not identified any existing material weaknesses not otherwise remedied in the design or operation of the internal control over financial reporting. The Company and the Company Subsidiaries maintain and keep in all material respects books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries. The Company

(i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to the Company’s knowledge, has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) To the knowledge of the Company, since January 1, 2010, no employee of the Company or the Significant Subsidiaries has provided or is providing information to any law enforcement agency regarding the violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act. Neither the Company nor the Significant Subsidiaries nor, to the knowledge of the Company, any director, officer, employee or agent of the Company or the Significant Subsidiaries, has discharged, demoted or suspended an employee of the Company or the Significant Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 3.8 Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement, since January 1, 2011, (i) the Company has conducted, in all material respects, its business in the ordinary course consistent with past practice and (ii) through the date hereof, there has not been any action taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Sections 5.1(a), 5.1(b), 5.1(f), 5.1(l), 5.1(n) or 5.1(p).

(b) From January 1, 2011 through the date of this Agreement, no fact(s), change(s), event(s), development(s) or circumstances exist or have occurred, which have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) From April 22, 2011 through the date of this Agreement, the Company and the Company Subsidiaries have not terminated any Company Agreement that is a “standstill” agreement or waived any “standstill” provision or provision of similar effect to which it or a Company Subsidiary is a party or of which it is a beneficiary.

Section 3.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against in the Company’s consolidated balance sheet included in its

Annual Report on Form 10-K for the year ended December 31, 2010, (b) for liabilities and obligations incurred since January 1, 2011 in the ordinary course of business consistent with past practice, (c) for liabilities and obligations incurred in accordance with this Agreement or in connection with the Transactions, and (d) for liabilities and obligations incurred in accordance with the terms of any Company Material Contract other than liabilities or obligations due to breaches thereunder, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued or contingent or otherwise, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Absence of Litigation. There is no claim, action, suit, arbitration, investigation of a Governmental Entity, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (collectively, a “Legal Proceeding”), pending against (or to Company’s knowledge, threatened against or naming as a party thereto), the Company, a Company Subsidiary or any executive officer or director of the Company or of any Company Subsidiary (in their capacity as such) other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or which would reasonably be expected to prevent or materially delay the consummation of the Offer, the Merger or any of the other Transactions. Since January 1, 2010, neither the Company nor any Company Subsidiary has received any written notification of, and to the knowledge of the Company there is no, material investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective assets other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans; ERISA.

(a) Schedule 3.11(a) sets forth a correct and complete list of all Benefit Plans. “Benefit Plans” means the material employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other material employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or a Company Subsidiary, or to which the Company or a Company Subsidiary contributes or is obligated to contribute thereunder, or with respect to which the Company or a Company Subsidiary has or may have any material liability (contingent or otherwise).

(b) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan or related trust. Except as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, each Benefit Plan and any related trust complies in all material respects, and has been administered in compliance in all material respects, with ERISA, the Code, and other applicable Laws and with its terms.

(c) No Benefit Plan (i) is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) is subject to Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA or Section 412 of the Code or (iii) provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by applicable Law).

(d) Neither the Company, nor any Company Subsidiary, nor any of their respective ERISA Affiliates (i) has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; or (ii) has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Company or any Company Subsidiary following the Closing.

(e) Except as may be required by applicable Law, or as contemplated under this Agreement, the Company does not have any announced plan or legally binding commitment to amend or modify any existing Benefit Plan.

(f) With respect to the Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the most recent annual report (Form 5500) filed with the Internal Revenue Service; (vi) the most recent determination letter from the Internal Revenue Service; (vii) the most recent annual financial report; (viii) the most recent actuarial report; and (ix) the most recent summary plan description and any summary or material modification thereto. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Benefit Plan that have been adopted or approved nor has the Company or any Company Subsidiary undertaken to make any such amendments or to adopt or approve any new Benefit Plan.

(g) To the knowledge of the Company, no compensation paid pursuant to any Benefit Plan by the Company to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and Internal Revenue Service guidance thereunder (together, the “409A Authorities”)) violates the requirements of the 409A Authorities. Each Benefit Plan which is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has, at all times, been (i) administered in material compliance with the 409A Authorities, and (ii) in documentary compliance with the 409A Authorities.

(h) To the knowledge of the Company, all material contributions required to be made to any Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements.

(i) Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any officer or any employee of the Company or any Company Subsidiary under any Benefit Plan or otherwise; (ii) materially increase any benefits otherwise payable under any Benefit Plan; (iii) result in any acceleration of the time of payment or vesting of any such benefits; (iv) require the funding of any trust or other funding vehicle; or (v) limit or prohibit the ability to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust. No Benefit Plan provides for a gross-up of Taxes.

(j) There are no pending, or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, or to Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Benefit Plans, any fiduciaries thereof with respect to their duties to the Benefit Plans or the assets of any of the trusts under any of the Benefit Plans (other than for claims in the ordinary course).

(k) All Company Options have (or with respect to such options which have been exercised as of the date of this Agreement, had) a per share exercise price that is (or with respect to such options which have been exercised as of the date of this Agreement, was) at least equal to the fair market value of a Share as of the date the option was granted.

Section 3.12 Labor Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement contract or other agreement or understanding with a labor union or labor organization. To the knowledge of the Company, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries. There is no pending or, to the knowledge of the Company, threatened, labor dispute, strike or work stoppage against the Company or any Company Subsidiary that may interfere with the business activities of the Company, except where such dispute, strike or work stoppage would not have a Company Material Adverse Effect.

Section 3.13 Taxes.

(a) The Company and the Company Subsidiaries have timely filed all Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were true, complete and correct, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have paid all Taxes required to be paid by any of them, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have established, in the most recent Financial Statements filed prior to the date of this Agreement, adequate reserves for all Taxes payable by any of them through the date of such Financial Statements, in accordance with GAAP, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) There currently are no audits, examinations, investigations or other proceedings pending with regard to any Taxes of the Company or the Company Subsidiaries; and (ii) the Company and the Company Subsidiaries have not received a written notice or announcement of any audits, examinations, investigations or proceedings or of any proposed or determined Tax deficiency or assessment from any Governmental Entity, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, or has made any request in writing for any such extension or waiver, where any such extension or waiver is still in effect.

(c) There are no material Tax Liens upon any property or assets of the Company and the Company Subsidiaries, except for Permitted Liens.

(d) None of the Company or any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases and similar agreements entered into in the ordinary course of business, but including, without limitation, any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Entity).

(e) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(f) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(g) The Company and each of the Subsidiaries have withheld and paid all Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other person, whether domestic or foreign, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) Neither the Company nor any of its Subsidiaries has liability for the Taxes of any person other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise (excluding customary Tax indemnification provisions in commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes).

(i) There are no adjustments under Section 481 of the Code or any similar adjustments under corresponding state, local or foreign Laws that are required to be taken into account by the Company or any of its Subsidiaries in any Tax period ending after the Closing Date by reason of a change in method of accounting in any Tax period ending on or before the Closing Date, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) The Company is not, and has not been during the five year period ending on the date of this Agreement, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 3.14 Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Schedule 3.14(a) sets forth a correct and complete list of each third-party note, bond, debenture, loan, credit agreement, mortgage, lien, indenture, lease, license, contract or agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound (the “Company Agreements”) which as of the date hereof:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) involves annual expenditures in excess of $1,000,000 or aggregate payments in excess of $2,000,000 over the remaining term thereof;

(iii) except with respect to any agreement providing for the sale, rental, distribution or license by the Company or any Company Subsidiary of Company IP that imposes geographic restrictions on the Company or a Company Subsidiary entered into in the ordinary course of business, contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any Company Subsidiary, or upon consummation of the Transactions, Parent or its Subsidiaries, or which restricts the conduct of any line of business, in each case, that is material to the Company or any Company Subsidiary;

(iv) relates to a partnership, joint venture or similar arrangement, unless immaterial to the Company;

(v) is an employment, severance, bonus, indemnification or consulting contract with any current executive officer of the Company or any member of the Company Board of Directors (other than a Benefit Plan listed on Schedule 3.11(a));

(vi) is a material license agreement or other agreement under which the Company or any Company Subsidiary uses or has the right to use any Licensed Company IP (other than licenses, contracts or agreements related to the sale of the products of the Company) (collectively, “Company In-Licenses”);

(vii) is an agreement providing for the sale, rental, distribution or license by the Company or any Company Subsidiary of Owned Company IP (other than licenses, contracts or agreements (A) related to the sale of the products of the Company, or (B) between the Company or any Company Subsidiary and its service providers for the non-exclusive use of Owned Company IP for the benefit of Company or any Company Subsidiary) that provides for (or would reasonably be expected to result in) either annual payments to the Company or any Company Subsidiary greater than $250,000 or aggregate payments to the Company or its Subsidiary greater than $500,000 (collectively, “Company Out-Licenses”);

(viii) relates to the borrowing of money, extension of credit, deferred purchase price or any financial guaranty, in each case having an outstanding principal amount in excess of $5,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business and loans between the Company and/or any wholly-owned Subsidiaries of the Company;

(ix) is an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a material hedging transaction not entered into in the ordinary course of business consistent with past practice;

(x) relates to the acquisition or disposition of any business (in each case, whether by merger, sale of stock, sale of assets or otherwise) under which the Company or any of its subsidiaries has current obligations as of the date of this Agreement, or

(xi) would reasonably be expected to prohibit, impede or materially delay the consummation of the Merger or any other Transactions.

(b) Each contract of the type described above in Section 3.14(a), whether or not set forth in Schedule 3.14(a), is referred to herein as a “Company Material Contract.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding on the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, each other party thereto, as applicable, and in full force and effect in accordance with its terms (except that (x) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) general equitable principles), and (ii) there is no event or condition which has occurred or exists, which constitutes or could constitute (with or without notice, the happening of any event and/or the passage of time) a default or breach under any Company Material Contract by the Company or any Company Subsidiary, gives to others any right of termination, amendment, acceleration or cancellation of any Company Material Contract or would cause the loss of any benefits under any Company Material Contract of the Company or any Company Subsidiary.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

Section 3.15 Title to Properties; Encumbrances. Schedule 3.15 sets forth a list of all real property owned by the Company or any Company Subsidiary (the “Owned Real Property”). Except as would have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good and valid title to the Owned Real Property and to all of the buildings, structures and other improvements thereon, free and clear of all Liens other than Permitted Liens. To the Company’s knowledge, the Company or one of the Company Subsidiaries has valid leasehold interest in all of its material Company Property, subject to no Liens, except for (a) Liens reflected in a balance sheet as of December 31, 2010 (“Balance Sheet Date”), (b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the value of such properties or the use of such property by the Company in the operation of its business, (c) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the Financial Statements, and (d) Liens which do not materially impair the value of such properties and would not materially interfere with the use of such property or assets by the Company (the foregoing Liens (a)-(d), “Permitted Liens”). The Company is in compliance with the terms of all leases relating to the Company Property to which they are a party, except such compliance which has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, all such material leases relating to the Company Property are in full force and effect, and the Company enjoys peaceful and undisturbed possession under all such leases.

Section 3.16 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material

Adverse Effect: (a) the Company and the Company Subsidiaries are in compliance with applicable Environmental Laws; (b) the Company and the Company Subsidiaries have all the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such Environmental Permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, released, or otherwise existing at, on, under or emanating from any Company or Company Subsidiaries owned, leased or operated property associated with the business except in compliance with applicable Environmental Laws; (d) the Company and the Company Subsidiaries have not received any written notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law; (e) there is no site to which the Company or the Company Subsidiaries have transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, may become the subject of an environmental action; and (f) neither the Company nor the Company Subsidiaries have assumed or retained, by contract or operation of law, liabilities under any Environmental Law.

Section 3.17 Intellectual Property.

(a) Schedule 3.17(a) sets forth for the Owned Company IP: (i) for each patent and patent application, the patent number or application serial number, the jurisdiction in which the patent or application has been filed or issued, and the date filed or issued; (ii) for each registered trademark or service mark or trademark or service mark application, the application serial number or registration number, the jurisdiction of the application or registration, and the date filed or issued; (iii) each URL or domain name registered; (iv) for each registered copyrighted work, the number and date of registration and the jurisdiction of the registration; and (v) for each registered item of industrial property or European Community design, the number and date of registration and the jurisdiction of the registration.

(b) There are no material pending disputes or written claims asserted or, to the knowledge of the Company, threatened, regarding any Company In-License or Company Out-License (such agreements, the “Company IP Agreements”). The execution and delivery of this Agreement and the consummation of the Merger will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any Company IP Agreements; (ii) result in the Company or any Company Subsidiary granting to any third Person any right to any Company IP; or (iii) result in the Company or any Company Subsidiary being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses.

(c) To the knowledge of the Company, the Company and the Company Subsidiaries own or otherwise are entitled to use all Intellectual Property Rights used in the conduct of their respective businesses as conducted prior to the Closing Date and as proposed to be conducted as of the date of this Agreement, except such Intellectual Property Rights that, if not possessed by the Company or one of the Company Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and the Company Subsidiaries solely and exclusively own the Owned Company IP free and clear of all Liens, other than Permitted Liens and the Company IP Agreements.

(e) To the knowledge of the Company, the operation of the businesses of the Company and of the Company Subsidiaries has not infringed upon or misappropriated, and is not infringing upon or misappropriating, the Intellectual Property Rights of another Person, except, in each case, for any such infringement or misappropriation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No action, claim or proceeding alleging infringement, misappropriation, or other violation of any Intellectual Property Right of another Person is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiaries, except, in each case, for any such infringement or misappropriation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2009, neither the Company nor any Company Subsidiary has received any written notice relating to any actual or alleged infringement, misappropriation, or violation of any Intellectual Property Right of another Person by Company or any Company Subsidiary. To the knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business is infringing or misappropriating any Company IP in any material respect.

(f) Except for such proceedings or actions that, if resolved against the Company or any Company Subsidiary, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no proceedings or actions pending before any Governmental Entity challenging the ownership, validity or enforceability of any Owned Company IP or, to the knowledge of the Company, any Licensed Company IP and, to the knowledge of the Company, no such proceedings or actions have been threatened against the Company or any Company Subsidiary.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, since January 1, 2010, the Company and the Company Subsidiaries have taken reasonable actions in accordance with normal industry practice to maintain the confidentiality of all Company IP that is material to the business or operation of the Company or any Company Subsidiary and the value of which to the Company or any Company Subsidiary is contingent upon maintaining the confidentiality thereof.

Section 3.18 Compliance with Laws; Permits; Regulatory Compliance.

(a) Since January 1, 2010, each of the Company and the Company Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of the Company and the Company Subsidiaries, except such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary alleging any material violation of any such Laws. Notwithstanding anything to the contrary in this Section 3.18(a), the provisions of this Section 3.18(a) shall not apply to matters discussed in Section 3.11, Section 3.13 and Section 3.16.

(b) The Company and the Company Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their respective properties or to carry on their respective businesses substantially in the manner described in the Company SEC Documents filed prior to the date hereof and substantially as is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except such Company Permits that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.19 Information in the Proxy Statement. The Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company’s stockholders and at the time of any meeting of Company stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Purchaser in writing expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.20 Information in the Offer Documents and the Schedule 14D-9. The information supplied in writing by or on behalf of the Company expressly for inclusion in the Offer Documents (and any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities Laws and will not, when filed with the SEC or distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Purchaser in writing expressly for inclusion therein.

Section 3.21 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Wells Fargo Securities, LLC (the “Company Financial Advisor”), dated as of the date hereof, to the effect that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth in such opinion, the Offer Price to be paid to the holders of the Shares (other than Parent and Merger Sub) pursuant to this Agreement is fair from a financial point of view to such holders.

Section 3.22 Insurance. The Company and the Company Subsidiaries maintain policies of insurance covering the Company, the Company Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and such policies are in a form and amount which the Company believes is adequate for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by the Company or any Company Subsidiary under such policies, and there is no existing default or event which, with the giving of notice of lapse or time or both, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23 Related Party Transactions. Except (a) for any intercompany related loan that is between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries (in either case reflected in the Company’s consolidated balance sheet included in its Annual Report on Form 10-K for the year ended December 31, 2010) and (b) for compensation or other employment or the Company Board of Directors arrangements in the ordinary course, there are no transactions, agreements, arrangement or understandings between the Company or any Company Subsidiary, on the one hand, and any affiliate of the Company (including any officer or director) thereof, on the other hand.

Section 3.24 Brokers; Expenses. No broker, investment banker, financial advisor or other Person, other than the Company Financial Advisor, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer or the Merger based upon arrangements made by or on behalf of Company or by any Company Subsidiary.

Section 3.25 Takeover Statutes. Assuming the accuracy of the representation and warranty contained in Section 4.7, the Company Board of Directors and the Company have taken all action necessary to exempt the Merger, this Agreement and the Transactions from the prohibitions on business combinations set forth in Section 203 of the DGCL. Except for Section 203 of the DGCL, no Takeover Laws or any anti-takeover provision in the Company Governing Documents is applicable to the Agreement or to the Transactions.

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Purchaser in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Purchaser or any other Person resulting from the distribution to Parent or Purchaser, or Parent’s or Purchaser’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Purchaser in certain “data rooms” or management presentations in expectation of the Transactions, unless any such information is expressly included in a representation or warranty contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Except as set forth in Parent’s disclosure schedule delivered to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Purchaser represent and warrant to the Company, jointly and severally, as set forth in this Article IV. Each disclosure set forth in a section or subsection of the Parent Disclosure Letter shall qualify or modify any other section of this Article IV to the extent the applicability of such disclosure to such other section is reasonably apparent from the text of the disclosure made.

Section 4.1 Organization and Qualification. Each of Parent and Purchaser is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to conduct its business as now being conducted, except for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to prevent, or materially impair or delay, the ability of either Parent or Purchaser to consummate the Offer, the Merger and the other Transactions.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by each of them of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Purchaser, subject to the adoption of this Agreement by the sole stockholder of Purchaser, and no other corporate action on the part of either Parent or Purchaser is necessary to authorize the execution and delivery by Parent and Purchaser of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Purchaser enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent and Purchaser, the consummation by Parent and Purchaser of the Transactions or compliance by Parent or Purchaser with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the organizational documents of Parent or Purchaser, (b) require any filing by Parent or Purchaser with, or the permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act or states securities or “blue sky” laws, (ii) any filings as may be required under the DGCL in connection with the Merger, (iii) filings, permits, authorizations, consents and approvals as may be required under the HSR Act and any other Required Governmental Approvals, or (iv) such filings with the SEC or Euronext Paris as may be required on behalf of Purchaser and Parent in connection with this Agreement and the Offer and the Merger), or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Purchaser, any of their Subsidiaries, or any of their properties or assets, except in the case of clause (b) or (c), such violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent, or materially impair, the ability of either Parent or Purchaser to consummate the Offer, the Merger and the other Transactions.

Section 4.4 Absence of Litigation. There is no Legal Proceeding pending against (or, to the knowledge of Parent, threatened against or naming as a party thereto) Parent or any of its Subsidiaries, nor, to the knowledge of Parent, is there any investigation of a Governmental Entity pending or threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, in each case, which would, individually or in the aggregate, reasonably be expected to prevent, or materially impair, the ability of either Parent or Purchaser to consummate the Offer, the Merger and the other Transactions.

Section 4.5 Information in the Proxy Statement. None of the information supplied by Parent or Purchaser expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, at the date mailed to the Company’s stockholders or at the time of the meeting of the Company’s stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Information in the Offer Documents. The Offer Documents (and any amendment thereof or supplement thereto) will not, when filed with the SEC or at the time of distribution or dissemination thereof to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion in the Offer Documents. The Offer Documents will comply as to form in all material respects with applicable federal securities Laws and the rules and regulations thereunder.

Section 4.7 Ownership of Company Capital Stock. Neither Parent, Purchaser nor any of their respective affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.8 Sufficient Funds. Parent has, and Parent will have upon the Acceptance Time, at the Expiration Time (as the same may be extended from time to time pursuant to this Agreement) and at the Effective Time, the funds necessary to consummate the Offer and the Merger and to pay all fees and expenses incurred by Parent, Purchaser and the Company in connection with this Agreement and the Transactions.

Section 4.9 Ownership and Operations of Purchaser. Parent owns beneficially and of record all of the outstanding capital stock of Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.10 Brokers and Other Advisors. No broker, investment banker, financial advisor, agent or other Person (other than the Parent Financial Advisor) is entitled to any broker’s, finder’s, financial advisor’s, agent’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser or any of their Subsidiaries for which the Company or any of its Affiliates will be responsible.

Section 4.11 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Purchaser has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries and acknowledges that each of Parent and Purchaser has been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. Parent and Purchaser each acknowledge and agree that, except for the representations and warranties expressly set forth in this Agreement (a) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Purchaser are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Purchaser as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Purchaser or any of their representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as set forth in Schedule 5.1, (ii) as required pursuant to this Agreement, (iii) as may be required by Law or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the Company Subsidiaries to, conduct its businesses in all material respects in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except (1) as set forth in Schedule 5.1, (2) as required pursuant to or expressly permitted by this Agreement, (3) as may be required by Law or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary to:

(a) amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b) split, combine, subdivide, reclassify or otherwise amend the terms of any shares of capital stock or other securities of the Company;

(c) declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the capital stock of the Company or the Company Subsidiaries;

(d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or encumber, directly or indirectly, any Equity Interests, except (i) from holders of Company Options in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of the Company Options to the extent required or permitted under the terms of such Company Options or any Company Equity Plan, (ii) from holders of Restricted Shares in full or partial payment of any applicable Taxes payable by such holder upon the lapse of restrictions on the Restricted Shares to the extent required or permitted under the terms of such Restricted Shares or any Company Equity Plan, or (iii) from former employees, directors and consultants as required by the agreements made available to Parent prior to the date hereof providing for the repurchase of shares at their original issue price in accordance with the terms thereof;

(e) issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any Company Options or Restricted Shares under the Company Equity Plan or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class, or grant to any Person any right the value of which is based on the value of Shares or other capital stock, other than (i) the issuance of Shares reserved for issuance on the date hereof pursuant to the exercise of the Company Options or vesting of Restricted Shares outstanding as of the date hereof, (ii) the grant of Company Options pursuant to previously existing contractual arrangements or policies of the Company (including, without limitation, automatic annual grants to directors and grants to newly hired employees or promoted employees), and (iii) the issuance of shares upon the exercise of the Top-Up Option;

(f) acquire or make any offer or agreement to acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions any Equity Interests in any Person or any business or division of any Person or any assets of any Person (or business or division thereof), other than acquisitions for consideration not exceeding $1,000,000 in the aggregate;

(g) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its material assets or Company IP, other than (i) non-exclusive licenses entered into in the ordinary course of business and not material to the Company and (ii) factoring of accounts receivable in the ordinary course of business consistent with past practice;

(h) except with respect to loans between the Company and/or wholly owned Subsidiaries of the Company, (i) incur or assume or modify the terms of any long-term or short-term Indebtedness or issue any debt securities, except for borrowings under the Company’s existing revolving credit facility in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person for borrowed money; (iii) make any loans, advances or capital contributions to, or investments in, any other Person that is not an affiliate of the Company in a material amount; (iv) cancel any material Indebtedness or waive any claims or rights of substantial value; (v) pay, discharge or satisfy any liabilities or obligations, other than in the ordinary course of business; or (vi) vary the Company’s payment, collection or inventory practices in any material respect from the Company’s past practices;

(i) except as required by the terms of any Benefit Plan or applicable Law in effect on the date hereof, (i) increase the compensation or other benefits payable or to become payable to employees, officers, consultants, independent contractors, directors or other service providers of the Company or any Company Subsidiary (collectively, “Covered Employees”), other than, with respect to employees who are not officers or directors of the Company, annual base salary increases in the ordinary course of business consistent with past practice made at the usual time for annual base salary increases and not in excess of 3% per individual, (ii) grant any Covered Employee any increase in severance or termination pay (other than severance provided in accordance with Section 6.8(a)(iv) of the Company Disclosure Letter), (iii) enter into, become a party to, establish (other than establishing any broad-based health or welfare plan to replace a broad-based Company health or welfare plan that has terminated and at no material additional cost to the Company or any of its Subsidiaries), amend (other than amendments that do not materially increase the cost to the Company or any of its Subsidiaries of maintaining the applicable Benefit Plan), commence participation in, terminate or commit itself to the adoption of any Benefit Plan, (iv) establish, adopt or enter into any collective bargaining agreement, (v) accelerate any rights or benefits, or make any material determinations, under any Benefit Plan (except as contemplated under this Agreement), (vi) hire or promote any employee with a base salary of $150,000 or more, (vii) discharge any employee with a base salary of $150,000 or more, or (viii) cause the funding of any rabbi trust or similar arrangement or take any action to fund; provided, however, that the foregoing clause (i) shall not restrict the Company or any

Company Subsidiary from making available to newly hired or promoted employees (other than Covered Employees or employees with a base salary of $150,000 or more), in each case in the ordinary course and consistent with past practice, compensation and benefits (including benefits under any Benefit Plan);

(j) incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $1,000,000 in the aggregate, except those contemplated in the capital expenditures budget for the Company made available to Parent prior to the date hereof;

(k) enter into, renew, modify or amend any agreement or arrangement that limits or otherwise restricts the Company or any Company Subsidiary, or upon completion of the Transactions, Parent or its Subsidiaries or any successor thereto, from engaging or competing in any line of business or from purchasing, manufacturing, producing, importing, exporting, offering for sale, selling or distributing any type of goods or services, in each case in any manner or in any geographic area material to the business or operations of Parent or the Company, except for the automatic renewal of any such agreement that involves annual expenditures of less than $500,000;

(l) change any of the accounting methods used by it, except for such changes required by GAAP, applicable Laws or any Government Entity;

(m) (i) make (other than in the ordinary course of business), change or rescind any material Tax election; (ii) file any amended Tax Return with respect to any material Tax or change any annual Tax accounting period or adopt (other than in the ordinary course of business) or change any accounting method for Tax purposes; (iii) enter into any settlement or compromise of any material Tax liability, agree to any adjustment of any material Tax attribute, or surrender any right or claim to a material refund of Taxes; (iv) enter into any closing agreement relating to any material Tax liability or that could bind the Company or any of the Company Subsidiaries after the Closing Date; or (v) give or request any waiver or extension of a statute of limitation with respect to a material Tax Return;

(n) waive, release, assign, settle or compromise any material claim or material litigation, in each case made or pending against the Company or any Company Subsidiary, or any of their respective officers and directors in their capacities as such, other than waivers, releases, assignments, settlements or compromises that involve the payment of monetary damages not in excess of $250,000 in the aggregate, provide for a complete release of the Company and the Company Subsidiaries of all claims and do not involve the imposition of any material injunctive relief against, and do not provide for any admission of liability by, the Company or any Company Subsidiary;

(o) (i) enter into, renew, terminate, materially modify, waive any material provision of or assign any rights or claims under any agreement that is or would be a Company Material Contract or (ii) enter into, renew, terminate, materially modify, or waive any provision of or assign any rights or claims under any agreement that is or would be a Company Material Contract in a manner that would reasonably be expected to materially delay or prevent the consummation of the Merger or any of the Transactions, except for the automatic renewal of any such agreement that involves annual expenditures of less than $500,000;

(p) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);

(q) fail to pay any required maintenance or similar fees or otherwise fail to make required filings or payments required to maintain and further prosecute any applications for registration of any Owned Company IP, other than for non-material Intellectual Property Rights in the ordinary course of business consistent with past practice; and

(r) enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize any of the foregoing.

Section 5.2 Non-Solicitation.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise provided for in this Section 5.2, the Company agrees that neither it nor any Company Subsidiaries nor any of its or their Representatives shall directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal or any inquiries or offers with respect thereto, (ii) initiate or participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, or otherwise cooperate in any way with, any Competing Proposal, (iii) engage in discussions with any person with respect to any Competing Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Competing Proposal, (v) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Purchaser, or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation, (vi) approve, recommend, authorize, agree to, accept or enter into any binding or non-binding letter of intent or similar document, arrangement, agreement or commitment related to any actual or proposed Competing Proposal, or (vii) resolve, propose or agree to do any of the foregoing (any act or failure to act relating to clauses (iv), (v), (vi) and, to the extent relating to any of such clauses, (vii) above, a “Change of Recommendation”).

(b) The Company shall, and shall cause each of the Company Subsidiaries and its and their respective Representatives to (i) immediately cease and cause to be terminated any existing discussions, negotiations or communications with any Person (other than the parties hereto) conducted heretofore or that may be ongoing with respect to, or that may reasonably be expected to lead to, a Competing Proposal, (ii) obtain the prompt return or destruction of all information previously furnished to any such Person or its Representatives and written certification of such return or destruction and (iii) take such action as is necessary to enforce any confidentiality or “standstill” provisions or provisions of similar effect to which it or a Company Subsidiary is a party or of which it is a beneficiary.

(c) Notwithstanding the limitations set forth in Section 5.2(a), if the Company receives prior to the Acceptance Time an unsolicited written Competing Proposal that did not result from a willful breach of this Section 5.2, the Company may take the following actions if and to the extent the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors that such Competing Proposal constitutes or could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal: (x) furnish nonpublic information to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that as promptly as reasonably practicable following the Company determining to take such actions as described in clauses (x) and/or (y) above, the Company shall (A) provide written notice to Parent of the determination of the Company Board of Directors as provided for above and (B) provide to Parent any material non-public information concerning the Company provided to such third party which was not previously provided to Parent at the same time that the Company makes such information available to such third party or as promptly as practicable thereafter. Without limiting the foregoing, it is understood that any breach of the restrictions set forth in this Section 5.2 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.2 by the Company.

(d) The Company shall notify Parent and Purchaser promptly (and in no event later than forty-eight (48) hours) after receipt of any Competing Proposal or any inquiry from any Person seeking to have discussions or negotiations with the Company relating to a Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the material terms and conditions of any inquiries, proposals or offers. The Company shall also promptly, and in any event within forty-eight (48) hours, notify Parent and Purchaser, orally and in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information or data to any person in accordance with Section 5.2(c) and keep Parent and Purchaser promptly informed of any material changes to the terms or conditions of any such Competing Proposals (including a copy of any nonpublic information or data provided in accordance with Section 5.2(c)).

(e) Notwithstanding the limitations set forth in Section 5.2(a), the Company Board of Directors may prior to the Acceptance Time (i) make a Change in Recommendation in response to an unforeseen Effect (other than an Effect relating to or arising out of a Competing Proposal) that has occurred or arisen after the date of this Agreement that was not known to the Company as of the date of this Agreement if and only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal advisors that failure to take make such a Change in Recommendation would be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Law, and (ii) in response to a Competing Proposal that did not result from a breach of this Section 5.2 and that the Company Board of Directors determines, in good faith after consultation with the Company’s outside legal and financial advisors, constitutes a Superior Proposal (x) make a Change in Recommendation in order to propose publicly to recommend the approval or adoption of such Superior Proposal, or (y) terminate this Agreement in accordance with Section 8.1 in order to enter into a binding written agreement with respect to such Superior Proposal, and subject in the case of clause (ii) to the requirement that, prior to taking the action set forth in clause (x) or (y) above, as applicable, (A) the Company shall have complied in all material respects with this Section 5.2, (B) the Company shall have given Parent and Purchaser prompt (but in any event, within forty-eight (48) hours) written notice (a “Notice of Superior Proposal”) advising them of the decision of the Company Board of Directors to take such action, detailing the terms and conditions of the Competing Proposal that serves as the basis of such action and including the identity of the Person making such Competing Proposal and a copy of the proposal, if in writing, and (C) (x) the Company shall have given Parent and Purchaser four (4) business days after delivery of such notice to propose revisions to the terms of this Agreement and/or the Transactions (and/or make any other proposals) and during such time shall have negotiated and caused its Representatives to negotiate (if Parent and the Purchaser have notified the Company that they desire to negotiate), confidentially and in good faith with Parent and Purchaser so as to have such Competing Proposal cease to qualify as a Superior Proposal and (y) the Company Board of Directors shall have determined in good faith, after consultation with its outside financial and legal advisors and considering the results of such negotiations and giving effect to any proposals, amendments or modifications offered by Parent and Purchaser, that such Competing Proposal nevertheless remains a Superior Proposal. The Company acknowledges and agrees that each successive material amendment or material revision to any Superior Proposal or any material term thereof shall constitute a new Superior Proposal, as applicable, for all purposes of this Agreement, including without limitation with respect to necessitating the delivery of a new Notice of Superior Proposal, new two (2) business day period and new determinations by the Company Board of Directors as set forth herein.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board of Directors has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, however, that in no event shall this Section 5.2(f) (A) affect the obligations of the Company specified in Section 5.2(b), Section 5.2(c), Section 5.2(d) and Section 5.2(e), or (ii) permit the Company to make a Change of Recommendation without complying with Section 5.2(c).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Notification of Certain Matters. The Company shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Company, of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate as if made as of any time prior to the Effective Time, such that the conditions set forth in Annex I or Article VII may not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.1 shall not (a) limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties, or the conditions to the obligations of the parties hereto or (b) cure any breach of, or noncompliance with, any other provision of this Agreement. Furthermore, the Company shall give prompt notice to Parent and Purchaser, and Parent and Purchaser shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent or to the consummation of the Merger or the Transactions and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to this Agreement, the Merger or the Transactions.

Section 6.2 Access; Confidentiality. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company and the Company Subsidiaries shall, upon reasonable prior notice, give Parent and Purchaser, their officers and a reasonable number of their employees and authorized Representatives reasonable access during normal business hours to the Company Agreements, contracts, books, records, analyses, tax returns, data, regulatory materials, reports, projections, plans, systems, senior management, commitments, offices and other facilities and properties of the Company. The terms of the Confidentiality Agreement shall apply to any information provided to Parent or Purchaser pursuant to this Section 6.2. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information to the extent that such access or disclosure would (a) jeopardize the attorney-client privilege of the Company or (b) contravene any applicable Law or contractual restriction; provided, that in the case of (b), the Company shall use its reasonable best efforts to obtain all necessary consents or approvals to permit the Company and the Company Subsidiaries to provide access to such information.

Section 6.3 Consents and Approvals.

(a) Each of the Company, Parent and Purchaser shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, but in no event later than the Outside Date, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, clearances, approvals, authorizations, waiting period expirations or terminations, or orders required to be obtained or made by Parent, Purchaser or the Company or any of their respective Subsidiaries, or avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act and any other antitrust or competition Law or regulation)

(the “Required Governmental Approvals”), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make or cause to be made as promptly as practicable (and with respect to the HSR Act, no later than ten (10) business days after the date of this Agreement) the applications or filings required to be made by Parent, Purchaser or the Company or any of their respective Subsidiaries under or with respect to the HSR Act, any other applicable Required Governmental Approvals or any other applicable Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iv) comply at the earliest practicable date with any request under or with respect to the HSR Act, any other Required Governmental Approvals and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or the Transactions, and (v) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by, the other party in connection with, making (A) any filing under or with respect to the HSR Act, any other Required Governmental Approvals or any such other applicable Laws and (B) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, Parent and its Subsidiaries shall commit to any and all divestitures, licenses or hold separate or similar arrangements with respect to its assets or conduct of business arrangements as a condition to obtaining any and all approvals from any Governmental Entity for any reason in order to satisfy the HSR Condition and obtain any other Required Governmental Approvals, as promptly as reasonably practicable, but in no event later than the Outside Date, including taking any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any State Attorney General or other Governmental Entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law or regulation, would preclude satisfaction of the Offer Conditions by the Outside Date. The Company shall agree if, but solely if, requested by Parent, to divest, hold separate or otherwise take or commit to take any action with respect to the businesses, services, or assets of the Company in furtherance of this Section 6.3; provided, however, that any such action may be conditioned upon consummation of the Merger.

(b) Each of the Company and Parent shall, and Parent shall cause its Subsidiaries to, furnish to the other party all information necessary for any application or other filing to be made in connection with the Transactions. Each of the Company and Parent shall promptly inform the other of any material communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of such meeting and invite Representatives of the other party to participate in the meeting with the Governmental Entity unless prohibited by such Governmental Entity.

The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing. Parent and Company may, if determined to be advisable and necessary under applicable Law, reasonably designate competitively sensitive materials and information to be provided to the other party under this Section 6.3(b) as “Outside Counsel Only Material.” Such materials and information shall be provided only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the party providing the materials or information or its outside counsel.

(c) The Company and Parent shall give (and Parent shall cause its Subsidiaries to give) any notices to third parties, and use (and Parent shall cause its Subsidiaries to use) reasonable best efforts to obtain any third-party consents necessary, proper or advisable to consummate the Transactions, or set forth in the Company Disclosure Letter.

(d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Transactions as violative of any applicable Law, each of the Company and Purchaser shall, and shall cause their respective affiliates to, cooperate and use their reasonable best efforts to contest and resist any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction, that would prohibit, prevent or restrict consummation of the Transactions.

(e) Parent shall vote (or act by written consent with respect to) all of the shares of capital stock of Purchaser beneficially owned by it in favor of the adoption of this Agreement in accordance with applicable Law.

Section 6.4 Publicity. Except with respect to any Change of Recommendation made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.5 Directors’ and Officers’ Insurance and Indemnification.

(a) Parent shall, or shall cause the Surviving Corporation to, honor and fulfill in all respects the obligations of the Company existing at or prior to the Effective Time to the fullest extent permissible under applicable Law, under the Company Governing Documents in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof and listed in Section 6.5(a) of the

Company Disclosure Letter (the “Indemnification Agreements”) to the individuals covered by such Company Governing Documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 6.5(a), for a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any Covered Person upon receipt, to the extent required by the DGCL, of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.5 or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a covered person for which indemnification may be sought under this Section 6.5(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation.

(c) For a period of six (6) years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base

Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium not to exceed the Base Premium; provided, further, if the Company or Parent elects, by giving written notice to the other at least five (5) business days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company or Parent shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage).

(e) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.5.

(f) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.5, and this Section 6.5 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.6 State Takeover Laws. If any “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal Laws becomes or is deemed to become applicable to the Company, the Offer, the acquisition of Shares pursuant to the Offer, the Merger or any other Transaction, then the Company and the Company Board of Directors shall use its reasonable best efforts to, including taking all necessary actions and granting such necessary approvals so as to, render such statute (or the relevant provisions thereof) inapplicable to the foregoing so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated herein or to otherwise minimize the effect of such Law on this Agreement, the Offer, the Merger and the other Transactions contemplated by this Agreement.

Section 6.7 Obligations of Purchaser. Parent shall take all action reasonably necessary to cause Purchaser and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.8 Employee Benefits Matters.

(a) Effective as of the Effective Time and for a period of one (1) year thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company who continues to be employed by the Company or the Surviving Corporation (the “Affected Employees”), (i) a base salary or regular hourly wage, whichever is applicable, that is not less than the base salary or regular hourly wage provided to such Affected Employee by the Company immediately prior to the Effective Time, (ii) cash bonus opportunity, and cash sales and service incentive award compensation opportunity that is not less than the cash bonus opportunity, and sales and service incentive award compensation opportunity provided to such Affected Employee by the Company immediately prior to the Effective Time, (iii) employee benefits (excluding equity awards) that are, in the aggregate, substantially comparable to those provided to such Affected Employee (including all dependents) by the Company immediately prior to the Effective Time, and (iv) a severance opportunity in accordance with Section 6.8(a)(iv) of the Company Disclosure Letter. Effective as of the Effective Time and thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, that periods of employment with the Company (including, without limitation, any predecessor of the Company) shall be taken into account for purposes of determining, as applicable, the eligibility for participation and vesting of any Affected Employee under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Affected Employees, including, without limitation, vacation plans or arrangements, 401(k), and any severance or welfare plans); provided, however, that such service need not be recognized for purposes of benefit accrual under any defined benefit pension plan or to the extent that such recognition would result in any duplication of benefits. Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Corporation to, (x) reduce any period of limitation on health benefits coverage of Affected Employees due to pre-existing conditions (or actively at work or similar) under the applicable health benefits plan of Parent or an affiliate of Parent by the number of days of an individual’s “creditable coverage,” to the extent required by Section 701 of ERISA, (y) waive any and all eligibility waiting periods and evidence of insurability requirements with respect to such Affected Employees to the extent such eligibility waiting periods or evidence of insurability requirements were waived with respect to the Affected Employees under the Benefits Plans and (z) credit each Affected Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the health benefit plans of the Company or its affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year. The Offer shall not affect any Affected Employee’s accrual of, or right to take, any accrued but unused personal, sick or vacation policies applicable to such Affected Employee immediately prior to the Effective Time.

(b) Nothing in this Agreement shall confer upon any Affected Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Affected Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.8 shall (x) be deemed or construed to be an amendment or other modification of any Benefit Plan or

Purchaser employee benefit plan, or (y) create any third party rights in any current or former employee, director or other service provider of Parent, the Surviving Company, the Company or any of their respective affiliates (or any beneficiaries or dependents thereof).

Section 6.9 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10 Alternative Structure. The Company shall cooperate with Parent with respect to, and use commercially reasonable best efforts to facilitate, possible alternative or supplemental structures (including internal restructurings by the Company or the Company Subsidiaries concurrently with the Closing) for the acquisition of the Company and the Company Subsidiaries, provided that such structures do not impede or delay the Closing of the transaction or change the Merger Consideration or adversely affect the Company should the Merger not occur.

Section 6.11 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.12 Rule 14d–10(d) Matters. Prior to the Acceptance Time, the Company (acting through the compensation committee of the Board of Directors) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or the Company Subsidiaries prior to, on or after the date hereof with any of its current or former officers, directors or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d–10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d–10(d) under the Exchange Act.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Purchaser and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. To the extent required by the DGCL, this Agreement shall have been adopted by the Requisite Stockholder Approval;

(b) Statutes; Court Orders. No Law shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting or making illegal the consummation of the Merger;

(c) Purchase of Shares in Offer. Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer (including pursuant to any “subsequent offering period” provided by Purchaser pursuant to this Agreement); and

(d) Termination of the Agreement. This Agreement shall not have been terminated in accordance with its terms.

ARTICLE VIII

TERMINATION

Section 8.1 Termination.

(a) This Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Requisite Stockholder Approval, if applicable) as follows:

(i) by mutual consent of Parent and the Company at any time prior to the Acceptance Time;

(ii) by either Parent or the Company, prior to the purchase of any Shares pursuant to the Offer, if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) in the case of a breach by the Company would result in any condition in Annex I not being satisfied at the time of such breach and (B) in the case of a breach by Parent or Purchaser, would reasonably be expected to prevent, or materially impair, the ability of either Parent or Purchaser to consummate the Offer, the Merger and the other Transactions (and in each case such breach is not curable, or if curable, has not been cured within twenty (20) business days after the receipt of notice thereof by the defaulting party from the non-defaulting party); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(a)(ii) by any party if such party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement; or

(iii) by either Parent or the Company, if the Acceptance Time shall not have occurred by midnight, New York City time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(a)(iii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of Purchaser’s failure to accept for payment all such Shares tendered pursuant to the Offer prior to the Outside Date;

(iv) by Parent, prior to the Acceptance Time, if a Change of Recommendation has occurred;

(v) by the Company if (A) prior to the Acceptance Time in order to enter into an acquisition agreement providing for a Superior Proposal; provided that the Company shall have complied in all material respects with Section 5.2(e) and (B) the Company pays the Termination Fee in accordance with Section 8.2(b);

(vi) by the Company if Parent or Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as provided in Section 1.1 hereof within ten (10) business days of the date hereof; provided, however, that any such termination must occur within ten (10) business days of such date and that the Company may not terminate this Agreement pursuant to this Section 8.1(vi) (A) after Parent or Purchaser commences the Offer, (B) if the failure to commence the Offer is primarily caused by the Company’s breach of this Agreement or (C) if a Change of Recommendation has occurred;

(vii) by either the Company or Parent if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the acceptance of and the payment for, the Shares pursuant to the Offer, or consummation of the Merger or other Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(a)(vii) shall have complied with all of its obligations under Section 6.3, including its obligation to use reasonable best efforts to prevent the entry of, and to remove, such order, decree or ruling; or

(viii) by Parent, prior to the Acceptance Time, if a Company Material Adverse Effect shall have occurred or shall exist, which has not been cured or ceased to exist within thirty (30) business days after the receipt of notice thereof by the Company from Parent.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Purchaser or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination; provided, however, that subject to Section 8.2(d), nothing herein shall relieve any party hereto from liability for a material breach of its covenants or agreements set forth in this Agreement prior to such termination (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money), which shall be deemed in such event to be damages of the Company).

(b) Termination Fee.

(i) If Parent terminates this Agreement pursuant to Section 8.1(a)(iv) and Parent and Purchaser are not in material breach of this Agreement at the time of such termination, within three (3) business days of such termination pay Parent a fee of $20,000,000 in cash (the “Termination Fee”) and, upon the payment of the Termination Fee, the Company shall have no further liability with respect to this Agreement or the Transactions contemplated hereby to Parent (or its designee).

(ii) If the Company terminates this Agreement pursuant to Section 8.1(a)(v), prior to or concurrent with, and as a condition to, the effectiveness of such termination, the Company shall pay to Parent (or its designee) the Termination Fee and upon payment of the Termination Fee, the Company shall have no further liability with respect to this Agreement or the Transactions contemplated hereby to Parent or Purchaser.

(iii) If Parent terminates this Agreement pursuant to Section 8.1(a)(ii), or if the Company or Parent terminates this Agreement pursuant to Section 8.1(a)(iii), and in either case, prior to such termination a Competing Proposal had been disclosed and not withdrawn and within six (6) months of either such termination the Company consummates a transaction with respect to a Competing Proposal or enters into an agreement providing for a Competing Proposal that is subsequently consummated, the Company shall, prior to the effectiveness of such consummation, pay to Parent the Termination Fee.

(iv) For purposes of this Section 8.2(b), the term “Competing Proposal” shall have the meaning assigned to such term in Section 9.5, except that the reference to “at least 20%” in the definition of “Competing Proposal” shall be deemed to be a reference to “at least 50%.”

(c) The Termination Fee shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay any termination fee on more than one occasion.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser, as the case may be, in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive payment of the Termination Fee from the Company shall be the sole and exclusive remedy of Parent and Purchaser against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. Anything herein to the contrary notwithstanding, nothing herein shall relieve any party from liability for fraud or any willful breach of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Requisite Stockholder Approval, if applicable, by written agreement of the parties hereto (by action taken by their respective Boards of Directors); provided, however, that after the adoption of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein (including the application of Section 1.3(b)), (i) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right and any partial exercise thereof shall not preclude any other or further exercise of any other right hereunder.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. Except as otherwise provided herein, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except, whether or not the Merger or any other Transactions are consummated, (a) the Company shall pay for all Expenses incurred in connection with the printing, filing and mailing the Proxy Statement and the Schedule 14D-9 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement and the Schedule 14D-9 and (b) Parent shall pay all Expenses incurred in connection with (i) the printing, filing and mailing the Schedule TO and all SEC and other regulatory filing fees incurred in connection with the Schedule TO and (ii) any filing with antitrust authorities. Notwithstanding anything to the contrary contained herein, Parent, Purchaser, the Company or a Company Subsidiary shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto imposed on Parent, Purchaser, the Company or such Company Subsidiary (as applicable) incurred in connection with this Agreement and the Transactions contemplated hereby.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Purchaser, to:

PPR S.A.

10 avenue Hoche

75381 Paris Cedex 08

Attention: Todd Hymel

Facsimile: +33 1 45 64 64 04

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax: 212.403.2343

Attention: Mark Gordon

and

(b)	if to the Company, to:

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

Attention: General Counsel

Facsimile: 949.646.5247

with copies to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

Attention: Cary K. Hyden

                  Michael A. Treska

Facsimile: (714) 755-8290

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions and shall not include any provisions that would prevent or restrict the Company from complying with any of the provisions of Section 5.2 hereof.

“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Certificate” means the certificate of incorporation of the Company filed with the Secretary of State of the State of Delaware, as amended.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company IP” means Owned Company IP and Licensed Company IP.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate: (a) is material and adverse to the condition (financial or otherwise), business or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to exist pursuant to this clause (a): (i) general conditions (or changes therein) in any industry or industries in which the Company operates, (ii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes generally affecting financial, credit or capital market conditions (iii) any generally applicable change in Law or GAAP or interpretation of any of the foregoing, (iv) any actions required to be taken, or the failure to take any action prohibited to be taken, pursuant to the terms of this Agreement or at the written request or with the consent of Parent or Purchaser and any Effect primarily attributable to the announcement of this Agreement and the Transactions (including the Offer and the Merger), including any litigation arising therefrom, and any adverse change in customer, employee, supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship, including as a result of the identity of Parent arising therefrom, (v) changes in the Common Stock price or the trading volume of the Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” shall be taken into account when determining whether a Company Material Adverse Effect has occurred), and (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” (vii) the outcome of any litigation, investigation or inquiry involving the Company or any Company Subsidiary that has been disclosed in Section 3.10 of the Company Disclosure Letter, (viii) conditions arising out of acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (ix) the Company Disclosure Letter; except, with respect to clauses (i), (ii), (iii) and (viii) as has or would reasonably be expected to have a disproportionately greater adverse impact on the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company operates; or (b) has, or would reasonably be expected to have, a material adverse effect on or prevent the ability of the Company to consummate the Offer, the Merger and/or the other Transactions.

“Company Property” means any real property and improvements, now or heretofore, owned, leased, used or operated by the Company or any Company Subsidiary or any of their respective predecessors or successors.

“Competing Proposal” shall mean any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time which is structured to permit or would result in such Person or group acquiring beneficial ownership of at least 20% of the total outstanding voting securities of the Company or of the assets or businesses of, the Company and the Company Subsidiaries, taken as a whole, (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the Offer and the Merger.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 1, 2011 between Parent and the Company.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of section 601 et seq. of ERISA and section 4980B of the Code, and (v) under such corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Benefit Plans.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder and stockholder approvals, the filing of any required notices under the HSR Act or other similar regulations, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, and petroleum products or by-products.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, prepayment penalties, fees and premiums) of such Person (a) for borrowed money (including overdraft facilities), (b) evidenced by notes, bonds, debentures, notes and or similar instruments, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases (in accordance with GAAP), (e) in respect of letters of credit and bankers’ acceptances, (f) secured by any Lien on property or assets owned by such Person, whether or not the obligations secured thereby have been assumed, (g) all obligations of such Person under any sale- and- lease back transactions, agreements to repurchase securities sold or other similar financing transaction and (h) in the nature of guarantees of the obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property Rights” means all rights in or to all U.S. or foreign: (a) inventions (whether or not patentable) and improvements thereto, patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions, certificate of invention, and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) trade secrets and confidential information, including, for example, know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (f) URL and domain name registrations, (g) other rights to industrial property and European Community designs and (h) rights in software (including in source and object code).

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) any executive officer of Parent or Purchaser with respect to Parent or Purchaser, or (b) the Chief Executive Officer, President, Chief Financial Officer, Vice President of Finance, Controller and General Counsel with respect to the Company.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Licensed Company IP” means all Intellectual Property Rights that are licensed to the Company or any Company Subsidiary or subject to a covenant not to sue granted to the Company or any Company Subsidiary (other than shrink-wrap, click-wrap, and off-the-shelf licenses for software that are generally commercially available for which the license, maintenance, support and other fees are less than $100,000 in any 12-month period) and are material to the conduct of the business of the Company.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Nasdaq” means the Nasdaq Global Select Market.

“on a fully diluted basis” means, as of the relevant date, (i) all Shares and other capital stock of the Company entitled to vote in the election of directors or upon the adoption of this Agreement plus (ii) all Shares and other capital stock of the Company that the Company may be required to issue or deliver pursuant to Company Options or other Equity Interests, whether or not then vested, exercisable, convertible or exchangeable.

“Owned Company IP” means all Intellectual Property Rights that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Representatives” means, when used with respect to Parent, Purchaser or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“Requisite Stockholder Approval” means the vote of the holders of outstanding Company Common Stock, voting together as a single class, representing at least a majority of all votes entitled to be cast thereupon by holders of the outstanding Company Common Stock.

“Significant Subsidiary” means any Subsidiary of the Company that is material or constitutes a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a written Competing Proposal for or in respect of at least a majority of the outstanding shares of Common Stock or the assets of the Company and the Company Subsidiaries taken as a whole, made by any Person on terms that the Company Board of Directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, and considering such factors as the Company Board of Directors considers to be appropriate are more favorable to the Company and its stockholders than the transactions contemplated by this Agreement.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, escheat, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“409A Authorities”	Section 3.7(g)
“Acceptance Time”	Section 1.3(a)
“Affected Employees”	Section 6.9(a)
“Agreement”	Preamble
“Appraisal Rights”	Section 2.3(a)
“Balance Sheet Date”	Section 3.15
“Base Premium”	Section 6.5(d)
“Benefit Plans”	Section 3.11(a)
“Book-Entry Shares”	Section 2.2(b)
“Certificate of Merger”	Section 1.6
“Certificates”	Section 2.2(b)
“Change of Recommendation”	Section 5.2(a)
“Closing”	Section 1.5
“Closing Date”	Section 1.5
“Common Stock”	Section 3.2(a)
“Company”	Preamble
“Company Agreements”	Section 3.14(a)
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Section 3.4
“Company Disclosure Letter”	Article III
“Company Equity Awards”	Section 2.4(c)
“Company Equity Plan”	Section 2.4(c)
“Company Financial Advisor”	Section 3.21
“Company IP Agreements”	Section 3.15(b)
“Company Material Contract”	Section 3.13(b)

“Company Options”	Section 2.4(a)
“Company Permits”	Section 3.18(b)
“Company SEC Documents”	Section 3.6
“Company Subsidiary”	Section 3.1(b)
“Continuing Directors”	Section 1.3(b)
“Covered Employees”	Section 5.1(i)
“Covered Persons”	Section 6.5(a)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.3(a)
“Effective Time”	Section 1.6
“Equity Interests”	Section 3.2(a)
“Exchange Act”	Section 1.1(a)
“Exchange Fund”	Section 2.2(a)
“Expiration Time”	Section 1.1(d)
“Financial Statements”	Section 3.6
“GAAP”	Section 3.6
“Governmental Entity”	Section 3.5
“HSR Act”	Section 3.5
“HSR Condition”	Annex I
“Indemnification Agreements”	Section 6.5(a)
“Initial Expiration Time”	Section 1.1(d)
“Legal Proceeding”	Section 3.10
“Merger”	Recitals
“Merger Consideration”	Section 2.1(c)
“Minimum Condition”	Section 1.1(b)
“Multiple Employees Plan”	Section 3.11(c)
“Notice of Superior Proposal”	Section 5.2(g)
“Offer”	Recitals
“Offer Documents”	Section 1.1(h)
“Offer Conditions”	Section 1.1(b)
“Offer Price”	Recitals
“Offer to Purchase”	Section 1.1(c)
“Option Consideration”	Section 2.4(a)
“Outside Date”	Section 1.1(e)(i)
“Owned Real Property”	Section 3.15
“Parent”	Preamble
“Parent Disclosure Letter”	Article IV
“Parent Expenses”	Section 8.2(b)(iv)
“Paying Agent”	Section 2.2(a)
“Permitted Liens”	Section 3.15
“Preferred Stock”	Section 3.2(a)
“Promissory Note”	Section 1.11(a)
“Proxy Statement”	Section 1.9(a)
“Purchaser”	Preamble
“Purchaser Common Stock”	Section 2.1
“Regulation M-A”	Section 1.1(h)
“Required Governmental Approvals”	Section 6.3(a)

“Restricted Shares”	Section 2.4(b)
“Sarbanes-Oxley Act”	Section 3.6
“SARs”	Section 2.4(a)
“Schedule 14D-9”	Section 1.2(a)
“Schedule TO”	Section 1.1(h)
“SEC”	Section 1.1(e)(ii)
“Securities Act”	Section 3.6
“Shares” R	Recitals
“Short Form Merger”	Section 1.10
“Short Form Threshold”	Section 1.10
“Special Meeting”	Section 1.9(b)(i)
“Surviving Corporation”	Section 1.4(a)
“Termination Fee”	Section 8.2(b)(i)
“Top-Up Closing”	Section 1.11(c)
“Top-Up Exercise Notice”	Section 1.11(c)
“Top-Up Notice Date”	Section 1.11(c)
“Top-Up Notice Receipt”	Section 1.11(c)
“Top-Up Option”	Section 1.11(a)
“Top-Up Option Shares”	Section 1.11(a)
“Transactions”	Recitals
“Voting Debt”	Section 3.2(a)

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. All references to this Agreement shall be deemed to include references to the “plan of merger” contained herein (as such term is used in the DGCL). The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8 Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 9.9 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement:

(a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Purchaser shall be permitted to take the action contemplated by this Agreement) and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof; and

(b) except (i) as provided in Section 6.5 and (ii) the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s or Purchaser’s breach of this Agreement, such agreements are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Offer or the Merger is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Offer and the Merger are fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OFFER AND MERGER CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (a) Parent, (b) Parent and one or more direct or indirect wholly-owned Subsidiaries of Parent, or (c) one or more direct or indirect wholly-owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.14 Enforcement; Remedies. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto (on behalf of themselves and any third-party beneficiaries of this Agreement, including the stockholders of the Company) shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to specifically enforce the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Except as otherwise provided herein, including, for the avoidance of doubt, Section 8.2(d), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PPR S.A.

By	/s/ Jean-Francois Palus
	Name:	Jean-Francois Palus
	Title:	Deputy Chief Executive Officer and Chief Financial Officer

TRANSFER HOLDING, INC.

By	/s/ Jean-Francois Palus
	Name:	Jean-Francois Palus
	Title:	Chief Executive Officer

VOLCOM, INC.

By	/s/ Richard Woolcott
	Name:	Richard Woolcott
	Title:	Chairman and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX I

Conditions to Offer

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, Purchaser shall not be required to accept for payment, and shall not be obligated to pay for any validly tendered Shares if (a) the Minimum Condition shall not have been satisfied at any then scheduled Expiration Time, (b) any applicable waiting or review period (or extension thereof) relating to the Offer, the Merger or the other Transactions that is required to permit the consummation of the Offer, the Merger or the other Transactions under the HSR Act or any other antitrust or competition Law has not expired or been terminated prior to the termination or expiration of the Offer at or prior to any then scheduled Expiration Time (the “Antitrust Condition”), or (c) any of the following conditions exist or has occurred and is continuing at the scheduled Expiration Time:

(i) any Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued an order, decree, injunction or ruling or taken any other action temporarily, preliminarily or permanently restraining, enjoining or otherwise prohibiting the Transactions; provided that Parent and Purchaser shall have used their reasonable best efforts to prevent the entry of and oppose any such order, decree, injunction, ruling or other action, and to have such order, decree, injunction, ruling, or other action removed, vacated or made inapplicable to the Offer, the Merger and the other Transactions, and shall have complied with all of their obligations under Section 6.3;

(ii) there shall have been any statute, rule, regulation, or legislation promulgated or deemed applicable to the Offer, the Merger or the other Transactions by any Governmental Entity with appropriate jurisdiction (that is within a jurisdiction that is material to the business and operations of the Company) that prevents, restrains or prohibits the making of the Offer, the acceptance for payment of any Shares by Parent, Purchaser or any other affiliate of Parent, the consummation of the Merger, Parent or Purchaser’s full rights of ownership and voting of the Shares or Parent or Purchaser’s ownership or operation of the Company, other than any applicable waiting or review periods (or extensions thereof) under the HSR Act or any other antitrust or competition Law, and the pendency or nonreceipt of any Required Governmental Approvals;

(iii) (A) any of the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(b) shall not be true and correct in all material respects, (B) any of the representations and warranties of the Company set forth in Sections 3.1(a), 3.3, 3.4 or 3.24 which are qualified by “Company Material Adverse Effect” or “materiality” shall not be true and correct in all respects, (C) any of the representations and warranties of the Company set forth in Sections 3.1(a), 3.3, 3.4 or 3.24 that are not so qualified shall not be true and correct in all material respects, or (D) any other representation or warranty of the Company contained in the Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of this Agreement and as of the scheduled Expiration Time with the same effect as though made as of the scheduled Expiration Time (except to the extent expressly made

Annex I

as of an earlier date, in which case as of such date), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

(iv) any Company Material Adverse Effect shall have occurred or exist following the execution and delivery of this Agreement and be continuing;

(v) the Company shall have breached or failed to, in any material respect, perform or to comply in any material respect with any agreement or covenant to be performed or complied with by it under the Agreement and such breach or failure shall not have been cured; or

(vii) this Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (including those set forth in the initial paragraph) are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser (other than the Minimum Condition with respect to which such waiver will only be effective with the written agreement of the Company) in whole or in part at any time and from time to time in its reasonable discretion, in each case, subject to the terms of this Agreement and applicable Law. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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